Form 10-SB/A
                                Amendment Nos. 2
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

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                            ARC COMMUNICATIONS, INC.
                 (Name of small business issuer in its charter)


               New Jersey                                  22-3201557
     (State of other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                    Identification No.)


     Arc Communications, Inc.
     788 Shrewsbury Avenue
     Tinton Falls, New Jersey                                07724
 (Address of principal executive offices)                  (Zip Code)


     Issuer's telephone number  (732) 219-1766


Securities to be registered under Section 12(b) of the Act:

Title of each class to be registered              Name of each exchange on which
                                                 each class is to be  registered
None

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Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                                (title of class)

                     CLASS A PREFERRED STOCK, $.20 PAR VALUE
--------------------------------------------------------------------------------

                            Arc Communications, Inc.
                              CROSS REFERENCE SHEET


    Item Number and Caption in Form 10-SB ..................  Caption in Form 10-SB

1.  Item 101. Description of Business ......................  Description of Business

2.  Item 303. Management's Discussion and Analysis            Management's Discussion
    or Plan of Operation....................................  and Analysis

3.  Item 102. Description of Property.......................  Description of Properties

4.  Item 403. Security Ownership of Certain                   Security Ownership of Certain
    Beneficial Owners and Management......................... Beneficial Owners and Management

5.  Item 401. Directors, Executives Officers,                 Directors, Executives Officers,
    Promoters and Control Persons...........................  Promoters and Control Persons

6.  Item 402. Executive Compensation........................  Executive Compensation

7.  Item 404. Certain Relationships and Related               Certain Relationships and Related
    Transactions............................................  Transactions

8.  Item 202. Description of Securities.....................  Description of Securities

9.  Item 201. Market for Common Equity and                    Market Price of and Dividends on
    Related Stockholder Matters.............................  the Registrant's Common Equity
                                                              and Other Shareholder Matters

10. Item 103. Legal Proceedings ............................  Legal Proceedings

11. Item 304. Changes in and Disagreements
    with Accountants on Accounting and Financial              Changes in and Disagreements
    Disclosure .............................................  Accountants

12. Item 701. Recent Sales of Unregistered                    Recent Sales of Unregistered
    Securities .............................................  Securities

13. Item 702. Indemnification of Directors and                Indemnification of Directors and
    Officers ...............................................  Officers

14. Item 310. Financial Statements .........................  Financial Statements

15. Item 601. Exhibits .....................................  Exhibits

                                TABLE OF CONTENTS

PART I......................................................................   1

     ITEM 1. DESCRIPTION OF BUSINESS........................................   1
             BACKGROUND.....................................................   1
             GENERAL........................................................   2
                  Services..................................................   4
             THE COMPANY'S STRENGTHS........................................   4
                  Focus on Clients' Business Objectives.....................   4
                  Technological Expertise...................................   4
                  Creative Expertise........................................   4
             ARC'S STRATEGY.................................................   5
                  Capitalize on Accomplishments and
                    Market Opportunities....................................   5
                  Deploy Leading Technologies...............................   5
             MARKETING......................................................   5
             GOVERNMENT REGULATION..........................................   5
             COMPETITION....................................................   6
             EMPLOYEES......................................................   6
             ARC INTERNET PUBLISHING, INC...................................   6
             PERSONAL EMERGENCY MEDICAL INFORMATION
             SERVICES INC...................................................   7
     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS...........................   7
             ARC YEAR 2000 COMPLIANCE.......................................  10
     ITEM 3. DESCRIPTION OF PROPERTIES......................................  11
             THE NEW JERSEY OFFICE..........................................  11
             THE FLORIDA OFFICE.............................................  11
     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
             OWNERS AND MANAGEMENT..........................................  12
             SHAREHOLDERS AGREEMENT.........................................  13
     ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
             CONTROL PERSONS................................................  13
     ITEM 6. EXECUTIVE COMPENSATION.........................................  15
             SUMMARY COMPENSATION TABLE.....................................  15
             OPTIONS OF MANAGEMENT..........................................  16
     ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
             TRANSACTIONS...................................................  16
     ITEM 8. DESCRIPTION OF SECURITIES......................................  16
             COMMON STOCK...................................................  16
                  Dividends.................................................  16
                  Voting Rights.............................................  17
                  Preemptive Rights.........................................  17
             PREFERRED STOCK................................................  17
             OPTIONS........................................................  18

             TRANSFER AGENT.................................................  18

PART II.....................................................................  19
     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
             REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER
             MATTERS........................................................  19
             MARKET.........................................................  19
             OUTSTANDING SHARES AND SHAREHOLDERS OF
             RECORD.........................................................  19
             DIVIDENDS......................................................  20
     ITEM 2. LEGAL PROCEEDINGS..............................................  20
     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
             ACCOUNTANTS....................................................  20
     ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES........................  20
     ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS......................  21

PART F/S....................................................................  22
     ITEM 1. FINANCIAL STATEMENTS...........................................  22

PART III....................................................................  23
     ITEM 1. INDEX TO EXHIBITS..............................................  23
             INDEX OF FINANCIAL STATEMENTS..................................  24
             SIGNATURES.....................................................  25

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

a.   BACKGROUND


     Arc Communications, Inc. is a New Jersey corporation which was incorporated on October 21, 1992 (hereinafter, the "Company" among others). The Company was originally incorporated under the name Arc Slide Technologies Ltd. ("ASTL"). The Company was initially authorized to issue an aggregate of 10,000 shares of common stock with no par value.

     On August 14, 1996, the Company, formerly Alliance Telecommunications Holding Corp., a Florida corporation, acquired ASTL. Although the acquisition was accounted for as a pooling of interest, the Company subsequently determined that such accounting treatment was incorrect and the transaction should have been treated as a reverse merger. However, as Alliance Telecommunications Holding Corp. had no assets at the time of the acquisition, the Company believes that any restatement of its financial statements is unnecessary.

     Thereafter, ASTL became a wholly owned subsidiary of Arc Communications, Inc. On November 21, 1997, Arc Communications, Inc., a Florida corporation (the "Parent"), was merged with and into its wholly owned New Jersey subsidiary, ASTL. At that time, ASTL changed its name to ARC Communications Inc., the current name of the Company. Although the merger was accounted for as a pooling of interest, the Company subsequently determined that such accounting treatment was incorrect and the transaction should have been treated as a reorganization of entities under common control. However, the Company does not anticipate restating its financial statements as the more accurate accounting treatment would not have any material effect on the Company's financial statements.


     On July 23, 1996, Arc-Mesa Educators Ltd. ("Arc-Mesa"), a New Jersey corporation, was formed for the purpose of engaging in the business of offering continuing education products and services. Arc-Mesa was owned 45% by Arc Internet Publishing Corp., a wholly owned subsidiary of ASTL, 45% by Mesa Marketing, Inc., a Florida corporation, and 10% by Andrew Astrove, M.D. Said parties entered into a Shareholders Agreement dated August 1, 1996 governing the ownership and operation of Arc-Mesa. Mesa Marketing, Inc. ("Mesa-Marketing") drafted and published books to be used by a variety of professionals and others for the purpose of satisfying continuing educational licensing requirements. Prior to its engagement with Arc-Mesa, Mesa-Marketing was deriving minimal revenue, if any, from internet related products. The Company believed that this acquisition would enable us to better service the continuing educational needs of

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

the medical profession.


     On October 17, 1997, Arc Internet Publishing Corp. acquired all the assets of Mesa Marketing, a Florida corporation, by statutory merger. The Company issued 100,000 shares of common stock, with a par value of $.001 per share, to the shareholders of Mesa in exchange for all the assets of Mesa. Pursuant to the purchase agreement, 50,000 shares remain held in escrow payable to Mesa shareholders based on the achievement of certain financial goals. The shares remain in escrow as financial goals have not been met as of this date. On April 6, 1998, Arc Internet Publishing Corp. acquired all the assets of Arc-Mesa, by statutory merger.

     On December 19, 1997, the Company acquired all the assets of Navesink River Group, Inc. ("Navesink"), a New Jersey corporation. The acquisition of the Navesink River Group added marketing and public relations capability to Arc's services. Prior to the acquisition Arc was not a full-service marketing organization as it was primarily a boutique design firm. As a result of the acquisition the Company is positioned to attract a higher caliber of client by offering a full-service capability. Navesink also contributed a client base that comprises a significant percentage of Arc's revenue. Further, the principals of Navesink also brought experience in senior management.

     As of August 31, 1999, the Company was authorized to issue 45,000,000 shares of common stock, with a par value of $0.001 per share, and 5,000,000 shares of preferred stock, with a par value of $0.20 per share. As of August 31, 1999, 13,750,622 shares of the Company's authorized shares of common stock were issued and outstanding and 720,000 shares of preferred stock were issued and outstanding.


     The Company has not been subject to bankruptcy, receivership or any similar proceedings.

     The Company maintains two offices: 788 Shrewsbury Avenue, Tinton Falls, New Jersey 07724; and 1648 Metropolitan Circle, Tallahassee, Florida 32308.

b.   GENERAL

     The Company is a full-service marketing consultancy and graphic design firm specializing in the development and production of corporate marketing and communications media. The Company's clients include fortune 500 companies with concentrations in the pharmaceutical industry and information technology industries. Services include marketing, consulting, general web site development on the World Wide Web (the "Web"), electronic commerce, interactive multi-media, graphics design and imaging. Additionally, since 1995, the Company has developed and produced websites for major college football bowl games. In the year 2000, the Company expects to produce the website for the Nokia Sugar Bowl, which will host college football's national championship. For

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further information regarding this site refer to http://www.nokiasugarbowl.com.

     The Company's graphic design and interactive multi-media products use advanced technologies to create media for corporate communications. The Company continues to expand its business through existing products such as a 3-D animation design and multimedia presentations.


     Interactive Sales Training Programs are a growing area of Arc's business. The company has formed strategic alliances with large advertising agencies that have major pharmaceutical companies as their clients. Arc provides a capability that these agencies don't possess. They utilize our expertise in interactive multimedia development to provide these programs for their clients. It's more cost effective for these agencies to align themselves with Arc then to invest in the technology themselves. The training programs should have a positive impact on both revenue and results due to the fact the margins on these products are substantially higher than those on the Company's core business. The Company earns revenues from Interactive Sales Training Programs from billing for the creative development. The expenses are principally payroll related as cost of purchase are insignificant.


     The Company's subsidiary, Arc Internet Publishing Corp. (d/b/a Arc Mesa Educators) is in the business of providing continuing education to a variety of professions with a primary focus in the medical profession. As a producer of advanced multimedia technologies with a commitment to educational excellence, Arc Mesa Educators is dedicated to providing leadership in the field of continuing education. For our clients, we provide a level of quality education combined with a flexible learning environment that can't be attained in a more traditional continuing education program. Contemporary professionals needing continuing education credits are drawn to our programs for their ease-of-use, convenience and price, as well as the educational content and current topics of interest that can enhance a professional practice.

     Although, initially the Company's acquisition of Mesa-Marketing did not result in enhanced revenues, the Company believes that approximately 25% of the revenues derived in fiscal year 1999, will be a result of such acquisition.

     The Accredation Council for Continuing Medical Education ("ACCME") accredits Arc-Mesa's continuing education courses for continuing medical education (ACCME approved provider No. 0006174). Arc Mesa Educators is an ADA CERP recognized provider for Dental Continuing Education (# 07996090), and Academy of General Dentistry Accepted National Sponsor (#90564) for FAGD/MAGD Credit, and a Florida Board of Dentistry Provider (#BP-00246). The Academy of Professional Funeral Service Practitioners (APFSP) endorse Arc-Mesa. Arc-Mesa is an approved sponsor of continuing education in Podiatric medicine by the Council of Podiatric Medical Education. Arc Mesa Educators is an approved provider of continuing education for nursing professional through the American Nurses Credentialing Center (ANCC No. AL #5-65.0).

     The Company has the ability to design and create specific websites for a client and may operate such a site if so desired. The Company also designs and develops interactive kiosks and advertising and promotional materials, including packaging for retail products. The Company's Web expertise has positioned it to effectively transition into a full service integrated, interactive marketing and communication company. The Company's services are used by its clients to create a new medium for advertisement, promotion and technical support of such customer's products and services. Web sites can provide commercial organizations benefits in addition to those available through

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

conventional media, including the ability to enhance a corporate brand, engage and entertain consumers, provide in-depth information, reduce selling and operating costs, generate leads and build retail traffic, expand distribution channels (otherwise known as e-commerce), promote major sporting and entertainment events and monitor popularity of content, conduct research, and build databases for on-going marketing efforts.

Services

     The Company partners with clients to focus on how new and emerging technologies can enable them to build one-on-one customer relationships. Tapping into strategic expertise, media know-how, creative talent and technical excellence, the Company guides clients to achieving a favorable return on investment from Web-based marketing.

     The scope of our services has ranged from consulting services to complete marketing-driven design and construction of multi-level Web sites. The Company also offers numerous integrated services in addition to those discussed above, particularly offline media planning and buying related to identification, negotiation for and purchase of banners, sponsorship and proprietary partnerships on Web sites.

c.   THE COMPANY'S STRENGTHS

Focus on Clients' Business Objectives

     The Company has made understanding its clients' business challenges the primary focus that guides its customer services. The Company often works with its clients' management to determine how best to integrate Web sites with the clients' business goals.

Technological Expertise

     The Company believes the creative application of leading technologies is also crucial to the success of its business. The Company's technical programming personnel are skilled in various computer operating systems, tools and languages, including, C/C++, Java, HTML, CGI, PERL, Visual Basic, Shockwave Flash, among others. These programmers are responsible for providing complex computer programming for special features on CD-ROM products and Web sites as well as periodically assessing new technologies in order to identify and deploy, directly and through independent contractors, those that are most promising for enhancing the Company's business and that of its clients.

Creative Expertise

     The Company believes that, in addition to the creative elements required in traditional graphic design, superior interactive development requires that the end product is easy-to-use, contains intuitive interfaces and seamless integrated technologies and has an engaging look and feel. Management believes that the Company's creative staff possesses a broad spectrum of expertise

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


to meet clients' creative needs. In order to maintain high levels of creativity and quality, the Company intends to recruit the best talent available. However, competition for creative personnel is especially intense and there can be no assurance that the Company will attract or retain adequate creative talent to accomplish these goals. For a discussion regarding material risks faced by the Company, please see "COMPETITION."


d.   ARC'S STRATEGY

Capitalize on Accomplishments and Market Opportunities

     The Company believes that the proliferation of the Internet will continue to provide substantial opportunities to the Company and that its successfully completed projects will continue to enhance its marketing efforts. The Company's management does not, however, believe that the Company's primary business will always be limited to the Internet. The Company has the ability to produce digital content which may be carried over a variety of emerging technologies such as digital satellite and interactive television. Although there is no assurance that any of these technologies will achieve acceptance in the marketplace, the Company believes its services could be utilized over these channels as well.

Deploy Leading Technologies

     One of the Company's objectives is to apply both proven and emerging technologies as they become available in order to maximize the effectiveness of its Web site services. The Company has formed informal non-exclusive relationships with key technology providers in an effort to gain access to, and influence the features of, the Company's utilization of their technologies.

e.   MARKETING


     The Company markets its services directly and seeks to form strategic marketing relationships with third parties. Presently, the Company has 5 employees dedicated to business development. Additionally, 3 of the Company's executive officers spend a portion of their time marketing the Company's services. The Company also seeks to attract new clients through other methods, including referrals from existing clients. The Company seeks to cross-sell its various services to its clients and prospective clients through sales presentations that encourage clients to utilize all of the Company's services.


f.   GOVERNMENT REGULATION

     The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to Web site service companies and marketing and communications firms. However, due to the increasing media attention focused on the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for the Company's services and products and increase the Company's cost of doing business

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

or cause the Company to modify its operations, or otherwise have an adverse effect on the Company's business, operating results or financial condition. Moreover, the applicability to the Internet of existing laws such as property ownership, libel and personal privacy is uncertain. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on its business. In addition, Web site developers such as the Company face potential liability for the actions of clients and others using their services, including liability for infringement of intellectual property rights, rights of publicity, defamation, libel and criminal activity under the laws of the U.S. and foreign jurisdictions. Although the Company maintains $2,000,000 of general liability insurance, and a $2,000,000 umbrella policy, any imposition of liability in excess of such policies limits or if not covered by such policies could have a material adverse effect on the Company.

g.   COMPETITION


     The markets for the Company's services are highly competitive and are characterized by pressures to incorporate new technologies, accelerate completion schedules and reduce prices. The Company expects competition for its services to intensify in the future, partly because there are no substantial barriers to entry into the Company's business. The Company faces competition from a number of sources, including potential customers that perform interactive marketing and communications services and Web site development services in-house. These sources also include other Web site service boutique firms, communications, telephone and telecommunications companies, computer hardware and software companies such as Microsoft Corporation and Adobe Systems Incorporated, established online service companies, advertising agencies, internet-services and access providers as well as specialized and integrated marketing communication firms. Many of the Company's competitors or potential competitors have longer operating histories, more substantial customer relationships and significantly greater financial, managerial, technological, sales, marketing and other resources than the Company. The Company also competes on the basis of creative reputation, price, reliability of services and responsiveness. There can be no assurance that the Company will be able to compete and its inability to do so would have a material adverse impact on the Company's business, financial condition and operating results.


h.   EMPLOYEES


     At August 31, 1999, the Company had 24 employees, of which all are full-time employees. Full-time employees include 8 in strategic planning, executive management, business development; 3 account managers; 5 creative and production personnel; and 3 programmers, in addition to administrative staff.


i.   ARC INTERNET PUBLISHING CORP.

     The Company's  wholly owned  subsidiary,  Arc Internet  Publishing,  Corp.,
develops  and  operates  internet   businesses  and   electronically   publishes
interactive educational and reference

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

material for the medical and dental professions. Arc Internet Publishing, d/b/a, Arc Mesa Educators located at http://www.arcmesa.com (the "Mesa Web site"), which provides continuing professional education on the internet to the medical, dental and funeral director's professions. Arc Mesa has achieved CCME Category One accreditation. The Mesa Web site provides access to informative courses, administers state mandated testing and provides immediate results in a live interactive setting.

j.   PERSONAL EMERGENCY MEDICAL INFORMATION SERVICES INC.

     Personal Emergency Medical Information Services Inc. is a subsidiary of Arc Internet Publishing Corp. The Company maintains an Emergency Medical Information Services ("EMIS") website on the internet. EMIS provides 24-hour, worldwide immediate access of a subscriber's personal medical records via the internet at http://www.emis.org (the "EMIS Site"). Subscribers are issued an official EMIS subscriber membership card that contains a secret personal subscriber information number. Upon receipt of the card, subscribers must acknowledge receipt in order to activate their records by calling the Company's customer services department. Subscriber membership cards provide a unique identification number that must be entered in order to retrieve a subscriber's record. Individual subscribers or any authorized healthcare provider may obtain individual records from anywhere in the world by entering or scanning the barcoded identification number shown on each membership card into a computer connected to the internet at the EMIS Site. The Company maintains a 24-hour help hotline to provide assistance to those who might not have internet access or to request an immediate fax. A patent application is presently pending for this product.

     The initial subscription fee for the EMIS service is $50.00. Payment of such fee allows a subscriber to store the subscriber information form, EKG or other medical records with a maximum page size of 8 1/2 x 14 inches. The annual renewal fee is $25.00, and allows subscribers to update up to three of the original records posted. Additional pages or updates may be purchased at a rate of $15.00 per page.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

a.   FORWARD-LOOKING STATEMENTS

     Some of the information in this Form 10-SB may constitute forward-looking statements which are subject to various risks and uncertainties. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "plan," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial conditions or state other "forward-looking" information. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: competitive factors and pricing pressures; relationships with its manufacturers and distributors; legal and regulatory requirements; general economic conditions; and other risk factors which may be described in our future filings with the Commission. We do not promise to update forward-looking information to

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


reflect actual results or changes in assumptions or other factors that could affect those statements. In addition, when considering such forward-looking statements, you should keep in mind the factors described in other cautionary statements appearing elsewhere in this Form 10-SB/A. Such statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.


     This Form 10-SB may also include statistical data regarding the Internet. This data may have been obtained from industry publications and reports which we believe to be reliable sources. We have not independently verified such data nor sought the consent of any organizations to refer to their reports herein.

b.   RESULTS OF OPERATIONS


Results of Operations

Six Months ended June 30, 1999 and June 30, 1998

     ARC's Net Sales for the six months ended June 30, 1999 and June 30, 1998 were $1,840,049 and $1,294,652 respectively. An increase of 42.13%. The increase in sales is due to the increase in ARC/Mesa internet activities in continuing professional educators. ARC also has continued its growth by capitalizing on the formation of its sales force in the second half of 1998. This sales force has been able to generate an increase in sales in the area of interactive multimedia programs, web site development and print collateral.

     Costs and expenses for the six month ended June 30,1999 and June 30,1998 were $1,538,735 and $1,577,775 respectively a decrease of 2.53% for the same period ended June 30,1998. The decrease is primarily due to overhead cuts made in the Third Quarter of 1998.

     Net income for the six months ended June 30, 1999 was $301,314, compared to a loss of $283,123 for the same period ended June 30, 1998 an increase of 206.4%. Management attributes this increase in net income to the increase in sales and decrease in overhead expenses.


Three Months ended June 30, 1999 and June 30, 1998

     ARC's Net Sales for the period ended June 30, 1999 and June 30, 1998 were $874,105 and $692,809 respectively. An increase of 26.17%. The increase in sales is due to the increase in ARC/Mesa internet activities in continuing professional educators. ARC also has continued its growth by capitalizing on the formation of its sales force in the second half of 1998. This sales force has been able to generate an increase in sales in the area of interactive multimedia programs, web site development and print collateral.

     Costs and expenses for the three months ended June 30,1999 and June 30,1998 were $814,371 and $796,153 respectively. An increase is primarily due to the hiring of outside consultants used in the production of sales.

     Net income for the three months ended June 30, 1999 was $59,734 compared to a loss of $103,344 for the three months ended June 30, 1998. The increase in net income in 1999 is due to the increase in Sales over the 1998.

Years Ended December 31, 1998 and December 31, 1997

     Arc's net sales for the years ended December 31, 1998 and 1997 were $2,867,591 and $2,396,988 respectively, an increase of 19.6%. Management believes that this increase resulted from increasing an expanding client base in its core business of Web site development and full-service marketing programs, in addition to the continuing growth of its Mesa Web site.

     Selling, general and administrative expenses for the years ended December 31, 1998 and December 31, 1997 were $2,575,692 and $1,474,225 respectively. The increase was a result of increased overhead due to the mergers of two companies at the end of 1997. These mergers resulted in an increase in administrative expenses due to the increase in personnel. Increases in such expenses are not expected to continue as the Company does not anticipate acquiring other companies in the immediate future.

     Depreciation and amortization expenses for the years ended December 31, 1998 and December 31, 1997 were $168,815 and $121,921 respectively. The increase was due to amortization for goodwill of acquisitions in 1997, and the write off of obsolete equipment.

     Net loss for the years ended December 31, 1998 and December 31, 1997 amounted to $536,730 and $77,794 respectively. The primary factors in the increase in loss of income was that the company increased overhead in anticipation of rapid sales growth, which did not materialize as fast as expected. As a result the company reduced overhead in late 1998 but did not realize the effects until the last quarter of 1998 and 1999.

Liquidity and Capital Resources

Six Months ended June 30, 1999 and June 30, 1998

     The Company maintains a credit limit of $750,000 as a part of its ongoing effort to ensure appropriate level of liquidity. As of June 30,1999 $299,885 of this line of credit remain unused and available for future use. Although the Company believes that the amount remaining unused under this line of credit is sufficient for its short term requirements, the Company expects that this line of credit may be increased or other lines of credit established as needed for its long term financing needs.

     The cash flow generated by operations was $183,456 for the six months ended June 30,1999. For the same period ended June 30, 1998 operations used $474,182. The decrease in June 30,1998 was attributed to an increase in accounts receivable and a decrease in accounts payable. Cash used for investing activities during the six months ended June 30,1999 and June 30,1998 was $47,783 and $26,001 respectively. The cash used in investing activities was used for equipment purchased.

     Cash flows generated from financing activities during the six months ended June 30,1999 and June 30,1998 was $50,000 and $303,000 respectively. The cash was provided from drawing down on the line of credit.

     For the six months ended June 30,1999 operating activities provided $183,456. Investing activities used $47,783 and financing activities provided $50,000 for a cash increase of $185,673 for the period.

     The cash flows used in operating activities for the six months ended June 30,1998 was $474,182, investing activities used $26,001 and financing provided cash of $303,000 for a cash decrease in the period of $197,183.

Years Ended December 31, 1998 and December 31, 1997

     Cash flow generated by operations were $(590,028) for the year ended December 31, 1998 and $(62,639) for the year ended December 31, 1997. Positive cash flow from operating activities for the year ended December 31, 1997 was achieved, primarily due to an increase accounts payable and an increase in accrued expenses and other current liabilities. The negative cash flow for the years ended December 31, 1998 and December 31, 1997 was primarily due to a decrease in accounts receivable in both years.

     Cash flow from investing activities were positive for the years ended December 31, 1998 and 1997. Net cash used in investing activities for the years ended December 31, 1998 and 1997 were $442,470 and $648,819 respectively. The significant increase in net cash used in investing activities in 1997 was primarily due to the sale of common stock, which resulted in net proceeds of $522,071. Financing cash flows were provided by loans and issuance of stock for the year ending December 31, 1998. The company utilized $349,000 of its $475,000 line of credit through a banking institution. The company received net proceeds from the sale of preferred stock of $113,149.


ARC YEAR 2000 COMPLIANCE


     The Year 2000 issue arises as the result of computer programs having been written, and systems having been designed, using two digits rather than four to define the applicable year. Consequently, such software has the potential to recognize a date using "00" as the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company's current accounting and other bookkeeping software was purchased "off-the-shelf" through retail vendors and were represented to the Company by such manufacturers as being Year 2000 compliant.


     As a user of leading edge technology, Arc has taken steps to ensure that it is Year 2000 compliant. Further, the nature of Arc's business requires that its systems and programs be evaluated on an ongoing basis to ensure that they continue to be Year 2000 compliant.


     In addition to testing its programs internally, the Company hired IBS Interactive ("IBS"), an independent consultant, to perform a Year 2000 audit on the Company's network. IBS determined that there were no substantial deficiencies in its report dated August 27, 1999. However, the IBS report did identify some non-critical software which was questionable. Non-critical software consists of programs that are either graphic or spreadsheet in nature. It has been determined that such questionable programs will not necessarily fail on January 1, 2000, but may apply incorrect dates (such as 1900) to files saved or created after December 31, 1999.

     Notwithstanding the fact that approximately 80% of all of its software is compliant, the Company continues to test, evaluate and update the questionable programs and anticipates that it will complete such testing and updates by November 1, 1999. The Company has no contingency plans in place in the event that it is are unable to complete its testing and updating of the questionable software by January 1, 2000. However, as such software is non-critical, the Company does not expect to suffer irreparable economic harm or loss of critical data. To date the Company has spent approximately $1,200 to address the Year 2000 problem.

     The Company believes that the servers it uses to interact on the internet are Year 2000 compliant. Further, the Companies which presently supply products or services to Arc have informed Arc that they have taken the appropriate steps to ready their hardware and software for Year 2000. However, the Company cannot guarantee any other company's Year 2000 readiness and in the event that any Company which Arc relies upon for services or products is not Year 2000 ready, the Company may suffer irreparable economic harm.


ITEM 3. DESCRIPTION OF PROPERTIES

THE NEW JERSEY OFFICE

     The Company's maintains an office at 788 Shrewsbury Avenue, Tinton Falls, New Jersey 07724 (the "New Jersey Office"). The New Jersey Office is comprised of 7,209 square feet and Arc Slide Technologies, Inc. as the Lessee is presently in the third year of a five year lease at a monthly rent of $9,011.25 (the "New Jersey Lease"). Pursuant to the terms of the New Jersey Lease, the Company has the option to renew such lease for an additional period of five years commencing at the end of the New Jersey Lease's initial term (December 31, 2001).

THE FLORIDA OFFICE

     The Company also maintains an office at 1648 Metropolitan Circle, Tallahassee, Florida 32308 (the "Florida Office"). The Florida Office is comprised of 2,000 square feet and Arc Internet Publishing Corp. as the Lessee is presently in the first year of a four year option term at a monthly rent of 2,247.00 (the "Florida Lease"). Pursuant to the terms of the Florida Lease, the Company has the option to renew such lease for an additional period of four years commencing at the end of the Florida Lease's option term (July 31, 2002).

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth the number of shares of the Company's common stock beneficially owned by each officer and director of the Company and each shareholder who holds more than 5% of the outstanding common stock of the Company as of August 31, 1999. At such date there were 13,750,622 shares of common stock (the "Common Stock") and 720,000 shares of preferred stock, respectively, issued and outstanding. Unless specifically indicated otherwise, all such ownership interests are direct.


                   Name and Address of Beneficial
Title of Class     Owner                                       Amount           Percent of Class

Common Stock       Ethel Kaplan (1)(2)(12)                    4,549,270              33.08%
                   6 Edwards Point Road
                   Rumson, New Jersey 07760

                   Steven H. Meyer(3)(7)(9)                   2,312,020              16.81%
                   7 Emma Drive
                   Wayside, New Jersey 07712 2523

                   Kenneth P. Meyer(4)(8)(9)                  2,310,687              16.80%
                   7 Wemrock Drive
                   Wayside, New Jersey 07712 2563

                   Michael Rubel(5)(10)                         100,000              .0072%
                   6 Almark Terrace
                   Wayside, New Jersey 07712

                   John Lisovitch(6)(11)                         50,000              .0036%
                   75 White Pine Road
                   Columbus, New Jersey 08022

(1) Does not include 90,000 shares held by three trusts to which Ms. Kaplan as custodian under the uniform gift to minors act.

(2)  Ethel Kaplan is a Director and Secretary of the Company.

(3) Steven Meyer is a Director, the Chief Executive Officer and the President of the Company.

(4) Kenneth Meyer is a Director and the Vice President Creative Manager of the Company.

(5)  Michael Rubel is the Company's Chief Operating Officer.

(6)  John Lisovitch is the Information Technology Vice President.

(7) Does not include the option to purchase 18,750 shares of the Company's Common Stock pursuant to Mr. Meyer's Stock Option Agreement.

(8) Does not include the option to purchase 18,750 shares of the Company's Common Stock pursuant to Mr. Meyer's Stock Option Agreement.

(9)  Kenneth Meyer and Steven Meyer are brothers.

(10) Does not include the option to purchase 75,000 shares of the Company's Common Stock pursuant to Mr. Rubel's Stock Option Agreement.

(11) Does not include the option to purchase 37,500 shares of the Company's Common Stock pursuant to Mr. Lisovitch's Stock Option Agreement.

(12) Does not include the option to purchase 37,500 shares of the Company's Common Stock pursuant to Ms. Kaplan's Stock Option Agreement.

SHAREHOLDERS AGREEMENT

     On August 22, 1994, Steven H. Meyer,  Kenneth P. Meyer, Ethel Kaplan, Peter
C. Cosmas (collectively, the "Shareholders" for the purposes of this section) and Arc Slide Technologies Ltd. ("ASTL") entered into a shareholders agreement whereby the Shareholders agreed to restrict the transfer of their shares of ASTL for the term of such agreement (the "Shareholders Agreement"). As a result of the November 21, 1997 merger, the Shareholders received one share of ASTL for every share of the parent corporation which was incorporated in Florida. ASTL subsequently changed its name to Arc Communications, Inc. Thus, the Shareholders Agreement restricts all transfers of the Shareholders' Arc's shares with the exception of transfers of their respective shares to their immediate family members. Although the Shareholders Agreement has been amended numerous times and Mr. Cosman is no longer a party to such agreement, such agreement remains in effect between Steven H. Meyer, Kenneth P. Meyer and Ethel Kaplan.

     Mr. Cosmas is a former director of the Company.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Name                       Age                      Position

Steven H. Meyer             37          Chief Executive Officer, President
                                        and Director

Michael Rubel               45          Chief Operating Officer

Kenneth P. Meyer            40          Vice President Creative Manager
                                        and Director

Ethel Kaplan                67          Secretary and Director

John Lisovitch              52          Vice President Information
                                        Technology Services

     The Board of Directors of the Company consists of three persons. Directors serve until the next annual meeting of shareholders or until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed. None of the Directors of the Company hold directorships in any other public companies.

     STEVEN H. MEYER has served as the Company's Chief Executive Officer and President since its inception. From 1987 to 1992, Mr. Meyer founded and was employed by Slide Effects, Inc. Mr. Meyer received a Bachelor of Fine Arts degree from Syracuse University in 1983. Mr. Meyer is the brother of Kenneth Meyer who is also an officer and director of the Company.

     MICHAEL RUBEL has served as the Company's Chief Operating Officer since July of 1998. Mr. Rubel was the co-founder and eventually President and Chief Executive Officer of CMP

Advertising ("CMP") from 1976 to 1992, He then formed the Navesink River Group at which merged with the Company. Mr. Rubel received a Bachelor of Science degree in accounting from Fairleigh Dickenson University in 1975.

     KENNETH  P.  MEYER has  served as the  Company's  Vice  President  Creative
Manager and Director since 1993. Mr. Meyer was a Vice President of Slide Effects, Inc. from 1989 to 1993. Mr. Meyer attended the University of Florida from 1976 to 1982 majoring in Fine Arts.

     ETHEL KAPLAN has served as the Company's Secretary and Director since 1993. Ms. Kaplan was the founder and President of Arc Technologies, Inc. ("Arc Technologies") from 1989 to 1993, at which time Arc Technologies merged with Slide Effects, Inc. to form Arc Communications, Inc. Ms. Kaplan attended Syracuse University and Alfred University.

     JOHN LISOVITCH has served as the Company's Vice President of Information Technology since 1997. Mr. Lisovitch was employed by CMP from 1988 to 1992. He joined with Mr. Rubel to form the Navesink River Group which merged with the Company. Mr. Lisovitch received a degree from Pennsylvania State University with a Bachelor of Arts degree in Advertising and Journalism in 1968.

ITEM 6. EXECUTIVE COMPENSATION

     Total cash compensation paid to all executive officers as a group for services provided to Arc and its subsidiaries in all capacities during the fiscal year ended December 31, 1998 aggregated $541,341. Set forth below is a summary compensation table prepared in accordance with the applicable rules of the Securities and Exchange Commission.

SUMMARY COMPENSATION TABLE

                              Annual Compensation              Long Term Compensation
                              -------------------              ----------------------
                                                  Other       Securities
                                                  Annual      Underly-
Name and                                          Compensa-   ing          All Other
Principal Position    Year   Salary($)   Bonus    tion        Options      Compensation
------------------    ----   ---------   -----    ---------   ----------   ------------

Steven H. Meyer       1998     88,093    none     none         75,000(2)    none



                      1997     86,648    none     none           none       none



Michael Rubel         1998    139,031    none     none        150,000(1)    none



Kenneth P. Meyer      1998     88,093    none     none         75,000(2)    none



                      1997     83,090    none     none           none       none



Ethel Kaplan          1998     88,093    none     none        150,000(2)    none



                      1997     86,648    none     none           none       none



John Lisovitch        1998    138,031    none     none        150,000(2)    none

(1) Mr. Rubel holds options to purchase 300,000 shares of the Company's Common Stock pursuant to his employee Stock Option Agreement. Of those 300,000 options, 75,000 have vested.

(2)  25% of these options have vested as of June 1, 1999.

OPTIONS OF MANAGEMENT

     Individual Grants

                                                % of Total                   % of
                                                Granted Options              Holder's
                   Number of                    Granted to                   Total
                   Securities                   Employees in                 Options
                   Underlying   Year in which   Fiscal Year in               which have
                   Options      Options were    which Options     Exercise   vested as of   Expiration
Name               Granted      Granted         were Granted      Price      June 1, 1999   Date
------------------------------------------------------------------------------------------------------
Steven H. Meyer     75,000      1999             9.43%            $0.50      25%

Michael Rubel      150,000      1997            27.77%            $0.50      25%
                   150,000      1999            18.86%            $0.50      25%

Kenneth P. Meyer    75,000      1999             9.43%            $0.50      25%

Ethel Kaplan       150,000      1999            18.86%            $0.50      25%

John Lisovitch     150,000      1999            18.86%            $0.50      25%

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company was not during the last two years and is not presently a party to any transaction exceeding $60,000 with any of the following persons: (i) any director or executive officer of the Company; (ii) any nominee for election as a director; (iii) any holder of 5% or more of any class of the Company's voting securities; and (iv) any member of the immediate family of any person in
(i),(ii) or (iii) above.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value ("Common Stock") and 5,000,000 shares of preferred stock with a $.20 par value. As of the close of business on May 17, 1999, there were 13,750,622 shares of Common Stock and 720,000 shares of preferred stock outstanding.

COMMON STOCK

     All shares of common stock which are issued and outstanding are fully paid for and nonassessable. The following is a summary description of the general terms and provisions of the Company's Common Stock.

     Dividends. Since its inception, the Company has not paid any cash dividends on its Common Stock. Any declaration in the future of any cash or stock dividends will be, at the discretion of the Board of Directors and will depend upon, among other things, earnings, the operating and financial condition of the Company, capital expenditure requirements, and general business conditions. There are no restrictions currently in effect which preclude the Company from granting dividends, with the exception that dividends may not be paid on the Common Stock while there are accrued but unpaid dividends on the Class A Preferred Stock (defined below). It is the current intention of the Company to retain any earnings in the foreseeable future to finance the growth and development of its business.

     Voting Rights. A Holder of Common Stock is entitled to one vote per share on all matters submitted for action by the shareholders. A quorum for the transaction of business at any meeting of the holders of Common Stock is the majority of the votes of all shares issued and outstanding. All shares of Common Stock are equal to each other with respect to the election of directors; therefore, the holders of more than 50% of the outstanding Common Stock present at a meeting at which a quorum is present and at which directors are being elected can, if they choose to do so, elect all of the directors. Thus, the holders of as little as 25.01% of the outstanding Common Stock could elect directors. The terms of directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional shares of Common Stock or other securities of the Company, nor is cumulative voting applicable to the election of the Board of Directors.

     Preemptive Rights. The holders of Common Stock are not entitled to preemptive or subscription rights.

PREFERRED STOCK

     The articles of incorporation vest the Board of Directors with the authority to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any preferred series established to the fullest extent permitted by the laws of the State of New Jersey and the amended articles of incorporation with respect to among other things: (a) the number of shares to constitute a series and the distinctive designation thereof; (b) the rate and preference of dividends, if any, and, if so, the time of the payment of dividends; (c) whether dividends are cumulative and, if so, the date from which dividends begin accruing; (d) whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (e) the liquidation preferences payable in the event of involuntary or voluntary liquidation; (f) sinking fund or other provisions, if any, for the redemption or purchase of shares; (g) the terms and conditions upon which shares may be converted, if convertible, and (h) voting rights, if any.

     Effective September 1, 1998, the Company issued a series of preferred stock. The series was designated as Series A: 9% Cumulative, Preferred Stock, with a par value of $0.20 per share (the "Class A Preferred Stock"). There are 1,500,000 shares in the series, each valued at the capital amount of $0.20, an aggregate of $300,000 in total capital. Dividends accrue annually at the rate of 9% per annum, but are payable in the discretion of the Company only when funds are available therefor. The Class A Preferred Stock may be redeemed at the election of the Company at any time and from time to time in whole or in part by paying $0.20 per share plus all accrued but unpaid dividends, but only after 30-days prior written notice. The Class A Preferred Stock also carries preferential liquidation rights, but does not have voting rights or a sinking fund for redemption.

OPTIONS

     On May 29, 1997 the Company adopted an Incentive Stock Option Plan granting to key employees options to purchase restricted shares of the Company's Common Stock (the "ISOP"). Pursuant to the terms of the ISOP, the Board of Directors determines the option price. The options granted under the ISOP generally vest over a four year period and expire either three years after termination of employment or ten years after the date of the grant. A total of 1,500,000 shares have been reserved for present and future grants of stock options. The Company, on November 15, 1998, adjusted the exercise price of all options from $1.50 per share to $.50 per share. At December 31, 1998, options on 460,000 shares at $.50 per share were outstanding of which 97,500 were exercisable.

     On April 15, 1999, the Company granted five separate options, among others, to Steven H. Meyer, Kenneth P. Meyer, John Lisovitch, Ethel Kaplan and Michael Rubel (the "SHM Option", the "KPM Option", the "JL Option", the "EK Option" and the "MR Option", respectively and the "Five Options", collectively). The SHM Option granted Steven H. Meyer the right to purchase 75,000 shares of Common Stock at a price of $.50 per share. The KPM Option granted Kenneth P. Meyer the right to purchase 75,000 shares of Common Stock at a price of $.50 per share. The JL Option granted John Lisovitch the right to purchase 150,000 shares of Common Stock at a price of $.50 per share. The EK Option granted Ethel Kaplan the right to purchase 150,000 shares of Common Stock at a price of $.50 per share. The MR Option granted Michael Rubel the right to purchase 150,000 shares of Common Stock at a price of $.50 per share. The Five Options vest equally over a four year period.

     The shares of Common Stock which may be acquired under the above options have not been registered under the Securities Act of 1933, as amended, and there is no obligation by the Company to register such.

TRANSFER AGENT

     Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 serves as the Company's transfer agent and registrar for the Company's Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

MARKET. As of October 21, 1996, the prices for the shares of the Company's Common Stock have been quoted on the "OTC-Bulletin Board," maintained by the National Association of Securities Dealers, Inc. The Common Stock is presently trading under the symbol "ACOC".

     As of December 30, 1998, the prices for the Company's Class A Preferred Stock have been quoted on the "OTC-Bulletin Board," maintained by the National Association of Securities Dealers, Inc. The Class A Preferred Stock is presently trading under the symbol "ACOCP".

     The Following table sets forth the range of high and low bid quotations for the Company's Common Stock and Class A Preferred Stock during each calendar quarter since they began trading, each of which has been rounded to the nearest whole cent.

--------------------------------------------------------------------------------

SYMBOL   TIME PERIOD                        LOW BID                 HIGH BID

ACOC     January 1 - March 31, 1997         5 3/8                   6 13/16
         April 1- June 30, 1997             6 1/2                   7 1/2
         July 1 - September 30, 1997        6                       7 9/16
         October 1 - December 31, 1997      6 3/4                   7 5/8
         January 1 - March 31, 1998         3 1/16                  6 3/4
         April 1 - June 30, 1998            1 5/8                   4 1/2
         July 1 - September 30, 1998        1/4                     1 3/16
         October 1 - December 31, 1998      .20                     15/16
         January 1 - March 31, 1999         .20                     7/16
         March 31 - June 30, 1999           3/16                    9/16
         July 1 - July 19, 1999             3/8                     5/16

ACOCP    January 1 - March 31, 1999         7/16                    1 5/8
         March 31 - June 30, 1999           3/4                     13/16
         July 1 - July 19, 1999             3/4                     3/4

     The above prices were obtained from the National Quotation Bureau, Inc. The quotations represent inter-dealer quotations without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

     On July 1, 1999 the Company's Common Stock and Class A Preferred Stock was delisted from the OTC-Bulletin Board due to its failure to comply with NASDAQ's recently adopted listing requirements. The Company's Common Stock and Class A Preferred Stock is presently trading on the "pink sheets" and is expected to return to the OTC-Bulletin Board shortly after all of the Commission's comments on the Company's Form 10-SB have been satisfied.

OUTSTANDING SHARES AND SHAREHOLDERS OF RECORD. As of May 12, 1999, the transfer ledgers maintained by the Company's Stock Transfer Agent indicated that there were approximately 13,750,622 shares of Common Stock issued and outstanding which were held of record by 135 persons. As of May 12, 1999, the transfer ledgers maintained by the Company's

Stock Transfer Agent indicated that there were approximately 720,000 shares of preferred stock issued and outstanding which were held of record by 11 persons.

DIVIDENDS. Since its inception, the Company has not paid any cash dividends on its stock. Any declaration in the future of any cash or stock dividends will be, at the discretion of the Board of Directors and will depend upon, among other things, earnings, the operating and financial condition of the Company, capital expenditure requirements, and general business conditions. There are no restrictions currently in effect which preclude the Company from granting dividends, with the exception that dividends may not be paid on the Common Stock while there are accrued but unpaid dividends on the Class A Preferred Stock: 9% Cumulative, Convertible, Redeemable Preferred Stock. It is the current intention of the Company to retain any earnings in the foreseeable future to finance the growth and development of its business.

ITEM 2. LEGAL PROCEEDINGS

     No material legal proceedings to which the Company (or any officer or director of the Company, or any affiliate or owner of record or beneficially of more than five percent of the Common Stock, to management's knowledge) is party or to which the property of the Company is subject is pending, and no such material proceeding is known by management of the Company to be contemplated.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


     During August 1996, the Company consummated and completed a private placement offering of securities whereby the Company issued a total of 500,000 shares of Common Stock and received net proceeds of $447,200 after the deduction of expenses amounting to $52,800 (the "First Offering"). Such offering was exempted from registration pursuant to Section 4(2) of the Securities Act. The entire First Offering was sold to one entity, Rushfield LTD, who was not a 10% shareholder of the Company.

     From December 1996 through March 1997, the Company conducted a second private placement offering of securities whereby the Company issued a total of 495,000 shares of Common Stock and received net proceeds of $430,823 after the deduction of expenses amounting to $64,177 (the "Second Offering"). Such offering was exempted from registration pursuant to Section 4(2) of the Securities Act. The Second Offering's expenses consisted of a 10% consulting fee, legal, printing and accounting fees and other miscellaneous expenses. The entire Second Offering was sold to one entity, Ainsley Engineering, who was not a 10% shareholder of the Company.

     During October 1997, the Company consummated and completed a third private placement offering of securities whereby the Company issued a total of 300,000 shares of Common Stock and received net proceeds of $261,071 after the deduction of expenses amounting to $38,929 (the "Third Offering"). Such offering was exempted from registration pursuant to Section 4(2) of the Securities Act. The Third Offering's expenses consisted of a 10% consulting fee, legal fees and printing and registration expenses. The entire Third Offering was sold to one entity, Maslen International, who was not a 10% shareholder of the Company.

     In regards to the First, Second and Third Offerings (collectively, the "Three Offerings"), the expenses associated therewith consisted of a 10% consulting fee, legal, printing and accounting fees and other miscellaneous expenses. The Three Offerings were not underwritten. Each investor in the Three Offerings was accredited and/or sophisticated and tendered consideration. Further, no officer or director of Rushfield LTD, Ainsley Engineering or Maslan International was or is presently an officer, director or 10% shareholder of the Company. In order to provide all subscribers with full and complete disclosure the Company distributed private placement memorandum and offered to allow inspections of its books and records. The Three Offerings integrated audited financial statements for the two most recent fiscal years. All of the subscribers tendered consideration in the form of cash.

     From July though December 1998, the Company conducted an offering for a total of 750,000 shares of its Class A Preferred Stock in exchange for $150,000 in cash (the "Preferred Offering"). Such offering was exempted from registration under

Section 4(2) of the Securities Act. Although sixty subscribers attempted to purchase Class A Preferred Stock in the Preferred Offering, the Company was forced to return a number of those subscriptions due to a lack of subscriber's funds. The Company received net proceeds from the Preferred Offering of $118,149 after the deduction of expenses amounting to $31,851. Those expenses consisted of $10,000 issued in the form of stock for legal services rendered, a 10% consulting fee, printing and accounting fees and other miscellaneous expenses. Such offering was not underwritten and no officers, directors or 10% shareholders of the Company were subscribers. In order to provide all subscribers to the Preferred Offering with full and fair disclosure, the Company distributed private placement memorandum and offered to allow inspections of its books and records. The Preferred Offering memorandum integrated audited financial statements for the two most recent fiscal years.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to the Articles of Incorporation, the Company has such authority as the New Jersey Business Corporation Act allows to indemnify its officers and directors to the extent provided for in such statute, charter provision, bylaw, contract or other arrangement under which any controlling person, director or officer of the Company is insured or indemnified in any manner against which liability they may incur in their capacity as such is the New Jersey Business Corporation Act, as enacted and in effect upon adoption of the Articles of Incorporation and Bylaws governing the Company. The provisions of the New Jersey Business Corporation Act provide that a company may, but is not obligated to, indemnify against the liability of an individual made a party to a lawsuit because they were previously or currently a director or officer of the Company, if such person acted in good faith and reasonably believed that his or her actions were in the best interests of the Company. The Company may not indemnify such persons if a judgement or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the corporate agent of improper personal benefit. The Company may indemnify such persons if they are ultimately successful in the suit. Pending a final determination, the Company may advance funds to these persons, but only if provision is made for the return of all funds advanced in the event that such persons are subsequently found to be unentitled to indemnification. Indemnification would include actions of the officers and directors of the Company taken in connection with this filing. If available at reasonable cost, the Company intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they are made parties by reason of their positions as officers and directors.

                                    PART F/S

ITEM 1. FINANCIAL STATEMENTS

     For information regarding this item, reference is made to the "Index of Financial Statements."

                                    Part III
ITEM 1.  INDEX TO EXHIBITS.

3.1 Certificate of Incorporation of Arc Slide Technologies Ltd., dated October 21, 1992.

3.2 Certificate of Amendment to the Certificate of Incorporation of Arc Slide Technologies Ltd., dated August 1, 1994.

3.3  By-laws of Arc Slide Technologies Ltd., adopted August 1, 1994.

3.4 Certificate of Amendment to the Certificate of Incorporation of Arc Slide Technologies Ltd., dated October 13, 1997, changing the name of the corporation to Arc Communication, Inc., and increasing the authorized common stock to 50,000,000 shares.

3.5 Letter from the Florida Department of State indicating that the Articles of Merger were filed on November 19, 1997.

3.6  Articles of Merger of Arc Communications, Inc., a Florida corporation, into
     its  wholly-owned  subsidiary  Arc  Communications,   Inc.,  a  New  Jersey
     corporation dated November 21, 1997.

3.7 Certificate of Merger of Navesink River Group Inc., into Arc Communications Inc., dated December 19, 1997.

3.8 Plan of Merger of Navesink River Group Inc., into Arc Communications Inc., dated December 19, 1997.

3.9 Unanimous Consent of Directors in Lieu of Special meeting of directors of ARC Communications dated July 14, 1998.

3.10 Certificate of Amendment to the Certificate of Incorporation of Arc Communications Inc., dated August 31, 1998.

3.11 Certificate of Amendment to the Certificate of Incorporation by the Board of Directors of Arc Communications Inc. dated September 1, 1998.

3.12 Class A Preferred Stock Provisions dated September 15, 1998.

9.1 Shareholders Agreement between Steven H. Meyer, Kenneth P. Meyer, Ethel Kaplan, Peter C. Cosmas and Arc Slide Technologies, Inc. dated August 22, 1994.

10.1 $750,000 Promissory Note with Sovereign Bank, dated August 27, 1998.

10.2 The September 24, 1996 lease between Arc Slide Technologies, Inc. and Robert F. Reynolds and Pauline Reynolds for the property located at 788 Shrewbury Avenue, Tinton Falls, New Jersey 07724.

10.3 The July 10, 1997 lease between MESA Marketing, Inc. and Steven E. Allen & Kenneth L. Franklin for the property located at 1648 Metropolitan Circle, Tallahassee, Florida 32308.

10.4 Consultation agreement between Wall Street Advancement, Inc. and Arc Communications, Inc., dated March 8, 1999.

21.1 Arc Communications, Inc.'s Subsidiaries:

     Name                                     State of Incorporation
     ----                                     ----------------------
     Arc Internet Publishing Corp.            New Jersey

                          INDEX OF FINANCIAL STATEMENTS

ANNUAL FINANCIAL STATEMENTS:

ARC COMMUNICATIONS, INC. AND SUBSIDIARIES:
Report of Independent Auditors                                         F-1
Consolidated Balance Sheets as of December 31, 1998 and 1997           F-2
Consolidated Statements of Operations for the Years Ended
     December 31, 1998 and 1997                                        F-3
Consolidated Statements of Stockholders' Equity for the
     Years Ended December 31, 1998 and 1997                            F-4
Consolidated Statements of Cash Flows for the Year Ended
     December 31, 1998 and 1997                                        F-5
Notes to Consolidated Financial Statements                          F-6 to F-14

INTERIM FINANCIAL STATEMENTS (UNAUDITED):

ARC COMMUNICATIONS, INC. AND SUBSIDIARIES:
Consolidated Balance Sheets  as of June 30, 1999 and 1998              F-15
Consolidated Statements of Operations for the Six Months
     Ended June 30, 1999 and 1998                                      F-16
Consolidated Statements of Cash Flows for the Six Months
     Ended June 30, 1999 and 1998                                      F-17
Notes to Consolidated Financial Statements                             F-18


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ARC COMMUNICATIONS, INC.



Date: September 2, 1999                      By:    /s/ Michael Rubel
                                                    ----------------------------
ARC COMMUNICATIONS, INC.                     Name:  Michael Rubel
                                             Title: Chief Operating Officer

                            ARC COMMUNICATIONS, INC.

                                AND SUBSIDIARIES

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                           DECEMBER 31, 1998 AND 1997









                                TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

Financial Statements

     Consolidated Balance Sheets, December 31, 1998 and 1997

     Consolidated Statements of Operations for the Years Ended
          December 31, 1998 and 1997

     Consolidated Statements of Stockholders' Equity for the Years Ended
          December 31, 1998 and 1997

     Consolidated Statements of Cash Flows for the Years Ended
          December 31, 1998 and 1997

     Notes to Consolidated Financial Statements

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Arc Communications, Inc. and Subsidiaries
Shrewsbury, New Jersey

We have audited the accompanying consolidated balance sheets of Arc Communications, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arc Communications, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As more fully described in Note 15 the financial statements have been restated to reflect a correction in the accounting for certain intangible assets.




                                                  BECK, WEISS & COMPANY


Edison, New Jersey
February 19, 1999
Except for Note 15, as to
  which the date is August 20, 1999

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997


                                     ASSETS
                                                                                    1998              1997
                                                                                -----------       -----------
CURRENT ASSETS
       Cash and cash equivalents                                                $   223,693       $   428,329
       Accounts receivable - net                                                    535,838           417,614
       Inventory                                                                     15,765            13,387
       Prepaid expenses                                                              11,222            20,134
       Other receivables                                                              6,000            23,050
                                                                                -----------       -----------
             Total Current Assets                                                   792,518           902,514
                                                                                -----------       -----------

PROPERTY AND EQUIPMENT - NET                                                        396,196           496,745
                                                                                -----------       -----------

OTHER ASSETS
       Goodwill - net                                                                86,640            96,865
       Security deposits                                                              9,410            13,310
       Due from related party                                                        19,908            18,676
       Officers' life insurance cash surrender value                                    -0-               963
                                                                                -----------       -----------
             Total Other Assets                                                     115,958           129,814
                                                                                -----------       -----------

TOTAL ASSETS                                                                    $ 1,304,672       $ 1,529,073
                                                                                ===========       ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
       Line of credit                                                           $   400,115       $    51,115
       Note payable - related party                                                     -0-           160,000
       Capitalized lease obligations - current portion                                4,061            19,484
       Accounts payable                                                             177,744           259,627
       Accrued Expenses                                                              59,776           113,284
       Deferred revenue                                                                 -0-             1,000
                                                                                -----------       -----------
             Total Current Liabilities                                              641,696           604,510
                                                                                -----------       -----------

LONG-TERM LIABILITIES
       Capitalized lease obligations, less current portion                            1,695             5,951
                                                                                -----------       -----------

             Total Liabilities                                                      643,391           610,461

MINORITY INTEREST                                                                       -0-            10,572
                                                                                -----------       -----------
COMMITMENTS AND CONTINGENCIES                                                       643,391           621,033
                                                                                -----------       -----------

STOCKHOLDERS' EQUITY
       Preferred stock, $.20 par value, authorized 5,000,000 shares, issued
           and outstanding 750,000 in 1998 and -0- in 1997                          150,000               -0-
       Common stock, $.001 par value, authorized 45,000,000 shares, issued
           and outstanding 13,750,632 in 1998 and 13,538,132 in 1997                 13,751            13,538
       Additional paid-in capital                                                 1,352,566         1,212,808
       Accumulated deficit                                                         (855,036)         (318,306)
                                                                                -----------       -----------
             Total Stockholders' Equity                                             661,281           908,040
                                                                                -----------       -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $ 1,304,672       $ 1,529,073
                                                                                ===========       ===========




See Notes to Consolidated Financial Statements.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997




                                                       1998             1997
                                                    -----------     -----------

NET SALES                                           $ 2,867,591     $ 2,396,988
                                                    -----------     -----------



COSTS AND EXPENSES
       Operating costs                                  640,306         875,287
       Selling, general and administrative            2,575,692       1,474,225
       Depreciation and amortization                    168,815         121,921
                                                    -----------     -----------

             Total Costs and Expenses                 3,384,813       2,471,433
                                                    -----------     -----------



OPERATING LOSS                                         (517,222)        (74,445)
                                                    -----------     -----------



OTHER INCOME (EXPENSES)
       Interest income                                    9,596          13,167
       Interest expense                                 (28,904)        (16,427)
                                                    -----------     -----------

             Net Other Expense                          (19,308)         (3,260)
                                                    -----------     -----------



LOSS BEFORE INCOME TAX PROVISION (BENEFIT) AND
       MINORITY INTEREST                               (536,530)        (77,705)



INCOME TAX PROVISION                                        200             200
                                                    -----------     -----------



LOSS BEFORE MINORITY INTEREST                          (536,730)        (77,905)



MINORITY INTEREST IN EARNINGS OF SUBSIDIARY                 -0-            (111)
                                                    -----------     -----------



NET LOSS AS RESTATED FOR 1998 AND 1997              $  (536,730)    $   (77,794)
                                                    ===========     ===========



BASIC AND DILUTED NET LOSS PER SHARE                $     (0.04)      $ ( 0.01)
                                                    ===========     ===========



See Notes to Consolidated Financial Statements.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                                Preferred Stock                 Common Stock
                                                                            -----------------------      -------------------------
                                                                             Number                        Number
                                                                            of Shares      Amount         Of Shares        Amount
                                                                            ---------     ---------      -----------      --------
BALANCE, DECEMBER 31, 1996, RETAINED EARNINGS AS
  PREVIOUSLY REPORTED                                                            -0-      $     -0-       12,750,000      $ 12,750
o   Prior-period adjustment to expense certain costs previously capitalized as intangible assets, net of income tax
                                                                            --------      ---------      -----------      --------

BALANCE, DECEMBER 31, 1996, RETAINED EARNINGS
  AS RESTATED                                                                    -0-            -0-       12,750,000        12,750
o   Issuance of common stock pursuant to private placement
         offerings net of expenses                                                                           285,000           285
o   Issuance of common stock pursuant to acquisition of Mesa
         Marketing, Ltd.                                                                                     100,000           100
o   Issuance of common stock pursuant to private placement
         offerings net of expenses                                                                           300,000           300
o   Issuance of common stock for professional services                                                        10,000            10
o   Issuance of common stock for services related to private  placement                                       93,132            93
o   Net loss as restated for 1997
                                                                            --------      ---------      -----------      --------

BALANCE, DECEMBER 31, 1997, RETAINED EARNINGS
  AS RESTATED                                                                    -0-            -0-       13,538,132        13,538
o   Issuance of preferred stock, net of costs                                750,000        150,000
o   Issuance of common stock for professional services                                                        12,500            13
o    Issuance of common stock for purchase of 10% minority
         interest in Arc/Mesa Educators, Ltd.                                                                 15,000            15
o   Issuance of common stock for services related to private placement                                        25,000            25
o   Expenses related to private placement offerings
o    Issuance of common stock related to conversion of loan from
         stockholder                                                                                         160,000           160
o   Net loss as restated for 1998
                                                                            --------      ---------      -----------      --------

BALANCE, DECEMBER 31, 1998, RETAINED EARNINGS
  AS RESTATED                                                                750,000      $ 150,000       13,750,632      $ 13,751
                                                                            ========      =========      ===========      ========





                                                                             Additional       Retained          Total
                                                                              Paid-In         Earnings       Stockholders'
                                                                              Capital         (Deficit)         Equity
                                                                            -----------       ----------     -------------
BALANCE, DECEMBER 31, 1996, RETAINED EARNINGS AS
  PREVIOUSLY REPORTED                                                       $   686,525       $  72,285      $  771,560
o   Prior-period adjustment to expense certain costs previously
         capitalized as intangible assets, net of income tax                                   (312,797)       (312,797)
                                                                            -----------       ---------      ----------

BALANCE, DECEMBER 31, 1996, RETAINED EARNINGS
  AS RESTATED                                                                   686,525        (240,512)        458,763
o   Issuance of common stock pursuant to private placement
         offerings net of expenses                                              242,473                         242,758
o   Issuance of common stock pursuant to acquisition of Mesa
         Marketing, Ltd.                                                         24,900                          25,000
o   Issuance of common stock pursuant to private placement
         offerings net of expenses                                              254,013                         254,313
o   Issuance of common stock for professional services                            4,990                           5,000
o   Issuance of common stock for services related to private  placement             (93)                            -0-
o   Net loss as restated for 1997                                                               (77,794)        (77,794)
                                                                            -----------       ---------      ----------

BALANCE, DECEMBER 31, 1997, RETAINED EARNINGS
  AS RESTATED                                                                  1,212,808        (318,306)        908,040
o   Issuance of preferred stock, net of costs                                   (31,851)                        118,149
o   Issuance of common stock for professional services                            6,237                           6,250
o    Issuance of common stock for purchase of 10% minority
         interest in Arc/Mesa Educators, Ltd.                                    10,557                          10,572
o   Issuance of common stock for services related to private placement              (25)                            -0-
o   Expenses related to private placement offerings                              (5,000)                         (5,000)
o    Issuance of common stock related to conversion of loan from
         stockholder                                                            159,840                         160,000
o   Net loss as restated for 1998                                                              (536,730)       (536,730)
                                                                            -----------       ---------      ----------

BALANCE, DECEMBER 31, 1998, RETAINED EARNINGS
  AS RESTATED                                                               $ 1,352,566       $(855,036)     $  661,281
                                                                            ===========       =========      ==========



See Notes to Consolidated Financial Statements.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                            1998            1997
                                                                         ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss as restated for 1998 and 1997                                $(536,730)      $ (77,794)
                                                                         ---------       ---------
   Adjustments to reconcile net loss to net cash
       provided by operating activities:
                Depreciation and amortization                              168,815         121,921
                Provision for uncollectible accounts                        45,000          20,000
                Issuance of common stock for professional services           6,250           5,000
                Minority interest in earnings of subsidiary                    -0-            (111)
   Increase (decrease) in cash from changes in:
       Accounts receivable                                                (163,224)       (169,674)
       Inventory                                                            (2,378)        (13,387)
       Prepaid expenses                                                      8,912          12,692
       Other receivable                                                     17,050         (23,050)
       Security deposits                                                     3,900          (2,800)
       Due from related party                                               (1,232)         (8,980)
       Accounts payable and accrued expenses                              (135,391)        144,332
       Deferred revenue                                                     (1,000)        (70,788)
                                                                         ---------       ---------

                Total Adjustments                                          (53,298)         15,155
                                                                         ---------       ---------

                Net Cash Used in Operating Activities                     (590,028)        (62,639)
                                                                         ---------       ---------


CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for property and equipment                                 (58,041)       (320,513)
   Expenditures for intangible assets                                          -0-         (98,083)
   Cash surrender value-officers' life insurance                               963            (963)
                                                                         ---------       ---------

                Net Cash Used in Investing Activities                      (57,078)       (419,559)
                                                                         ---------       ---------


CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from notes payable                                             349,000         160,000
   Repayment of capital lease obligations                                  (19,679)        (33,252)
   Net proceeds from sale of common and preferred stock                    113,149         522,071
                                                                         ---------       ---------

                Net Cash Provided by Financing Activities                  442,470         648,819
                                                                         ---------       ---------


NET INCREASE (DECREASE) IN CASH                                           (204,636)        166,621


CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             428,329         261,708
                                                                         ---------       ---------


CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $ 223,693       $ 428,329
                                                                         =========       =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION

   Cash paid for interest                                                $  28,904       $  16,427
   Cash paid for income taxes                                            $     200       $     200


See Notes to Consolidated Financial Statements.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

     Arc Communications, Inc. is a full-service marketing consultancy and New Media design firm specializing in sports marketing, high technology and the pharmaceutical industry. Services include marketing consulting, website development, electronic commerce, interactive multi-media, graphics design and imaging.

     Arc Communication's wholly owned subsidiary, Arc Internet Publishing Corp. develops and operates internet businesses and electronically publishes interactive educational and reference material for the medical and dental professions, which provides continuing professional education on the Internet to the medical, dental and funeral director's professions.

     Arc Internet Publishing's wholly owned subsidiary, Personal Emergency Medical Information Services Inc., operates on an internet basis that provides personal medical information on line.

     On February 25, 1998, Arc Internet Publishing acquired the remaining 10% minority interest of Arc Mesa Educators, Ltd. becoming a wholly owned subsidiary which was subsequently merged into Arc Internet Publishing.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidations

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. For those consolidated subsidiaries where Company ownership is less then 100%, the outside stockholders' interests are shown as minority interests. Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis.

     Use of Estimates in Preparation of Financial Statements

     The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

     Allowance for Doubtful Accounts

     The Company establishes an allowance for uncollectible trade accounts receivable based on management's evaluation of collectibility of outstanding accounts receivable. The allowances for doubtful accounts is $65,000 and $20,000 as of December 31, 1998 and 1997, respectively.

     Per Share Data

     The basic and diluted per share data has been computed on the basis of the net income or loss for each year after giving effect for the accrued preferred stock dividends for 1998, divided by the weighted average number of shares of common stock outstanding. The weighted average shares of common stock outstanding for the years ended December 31, 1998 and 1997 aggregated 13,573,809 and 12,903,652, respectively.

     Inventory

     Inventories are stated at the lower cost or market, with cost determined on a first-in, first-out basis.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     Property and Equipment

     Property and equipment are stated at cost and are depreciated over their estimated useful lives on the straight-line method for financial statement purposes and the accelerated method for income tax purposes. Cost of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of respective assets are charged to expense as incurred. When an asset is sold or otherwise disposed of, the cost of the property and the related accumulated depreciation is removed from the respective accounts and any resulting gains or losses, if any, is included in the results of operations.

     Goodwill

     Goodwill represents the excess of acquisition cost over the fair value of net assets acquired in the purchase of Mesa Marketing, Inc. during 1997, as discussed more fully in Note 12. Goodwill is amortized on a straight-line basis over ten years and is presented net of accumulated amortization. For December 31, 1998 and 1997 the accumulate amortization of goodwill is $11,443 and $1,218, respectively. Amortization included as a charge to income amounted to $10,225 and $1,218 for the years ended December 31, 1998 and 1997, respectively.

     Property Under Capital Lease

     The Company accounts for capital leases, which transfer substantially all the benefits and risks incident to the ownership of property, as an acquisition of an asset and the incurrence of an obligation. All other leases (operating leases) are recorded as an expense in the period incurred.

     Statements of Cash Flows

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     The Company presents cash flows under the indirect method of reconciling net income to net cash flow.

     Advertising

     The Company follows the policy of charging the costs of advertising to expense as incurred.

     Revenue Recognition

     The Company recognizes revenues from sales at the date the product is shipped and as professional services are performed.

     Recent Accounting Pronouncement

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal uses including the requirements to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of this standard to have a material effect on its capitalization policy.

     Reclassifications

     Certain   amounts  in  the  prior  year  financial   statements  have  been
     reclassified for comparative purposes to conform with the presentation in the current year financial statements.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 3 - PROPERTY AND EQUIPMENT

     The costs and accumulated depreciation of property and equipment at December 31 are summarized as follows:

                                                         1998        1997
                                                       --------    --------
     Equipment and furniture                           $788,536    $732,373
     Leasehold improvements                              66,458      66,458
                                                       --------    --------
                   Total Property and Equipment         854,994     798,831
     Accumulated depreciation                           458,798     302,086
                                                       --------    --------
     Property and equipment, net                       $396,196    $496,745
                                                       ========    ========

     Depreciation included as a charge to income amounted to $158,590 and $120,077 for the years ended December 31, 1998 and 1997, respectively.


NOTE 4 - LINE OF CREDIT

     At December 31, 1998, the Company has a $750,000 line of credit with Sovereign Bank. The line bears interest at the bank's prime rate plus 1% and was incurring interest at the rate of 8.75% at December 31, 1998. The line of credit, which expires June 30, 1999, is secured by accounts receivable. As of December 31, 1998 and 1997, the Company has $400,115 and $51,115, respectively, outstanding on the line of credit. As of December 31, 1998, the Company is in violation of a covenant that requires borrowings under the line of credit not to exceed 80% of the accounts receivable under 90 days outstanding. However, the bank has agreed to waive the violation of this covenant as of December 31, 1998.


NOTE 5 - CAPITAL LEASE OBLIGATIONS

     As mentioned in Note 2, the Company is obligated under various capital leases for certain equipment that expire at various dates during the next two years.

     The following represents future minimum lease payments and the net present value of the future minimum lease payments under capital leases for the years ended December 31,:

          1999                                                $ 4,669
          2000                                                  1,788
                                                              -------
          Total minimum lease payments                          6,457
          Less: Amount representing interest                     (701)
                                                              -------
          Present value of net minimum lease payments           5,756
          Less: Current maturities                             (4,061)
                                                              -------
          Long-term maturities                                $ 1,695
                                                              =======


NOTE 6 - ACCRUED EXPENSES

          Accrued expense at December 31, are summarized as follows:

                                                 1998           1997
                                               --------       --------

          Payroll                              $ 19,560       $ 73,421
          Commissions                            13,249         10,000
          Professional fees                      20,000         23,500
          Other                                   6,967          6,363
                                               --------       --------

                                               $ 59,776       $113,284
                                               ========       ========

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 7 - INCOME TAXES

     The significant components of the Company's deferred income tax and liabilities as of December 31, 1998 and 1997 are as follows:

                                                           1998         1997
                                                         ---------    ---------
       Deferred income tax assets:
         Net operating losses                            $ 228,000    $ 145,400

       Deferred income tax liability:
         Revenue and expense recognition differences
           arising from the cash basis method of
           accounting utilized for income tax purposes     (78,073)     (24,113)
         Valuation allowance                              (149,927)    (121,287)
                                                         ---------    ---------


            Net deferred income tax liability                $ -0-        $ -0-
                                                         =========    =========


     The significant components of the provision for income taxes for the years ended December 31, 1998 and 1997 are as follows:

                                                            1998         1997
                                                          --------     --------
       Current:
         Federal                                          $    -0-     $    -0-
         State                                                 200          200
                                                          --------     --------
                 Total Current Taxes                           200          200
                                                          --------     --------

       Deferred:
         Federal                                           (17,900)         -0-
         State                                             (10,740)         -0-
         Change in valuation allowance                      28,640          -0-
                                                          --------     --------
                 Total Deferred Taxes                          -0-          -0-

       Provision for income taxes                         $    200     $    200
                                                          ========     ========

     The difference between the statutory federal and state income tax rate and the effective rate for the Company's income tax provision and benefit for each of the years ended December 31, 1998 and 1997, respectively, is summarized as follows:

                                                            1998         1997
                                                          --------     --------
       Statutory federal income tax rate                    15.00%          -0-%
       Statutory state income tax rate                       9.00           -0-
       Increase in valuation allowance                     (24.00)          -0-
                                                          --------     --------
          Effective income tax rate                            -0-%         -0-%
                                                          ========     ========

As of December 31, 1998, the Company has a net operating loss carrryforward of approximately $950,000 for federal income tax purposes, which expires through 2018.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 8 - RELATED PARTY TRANSACTIONS

     The Company is involved in various related party transactions consisting of loans receivable, notes payable and sales to related companies.

     Sales to related parties were $2,939 in 1998 and $38,781 in 1997.

     The Company has a loan receivable due from Medical Licensing Service,  Inc.
     (MLS), which is owned by certain stockholders of the Company. The amount due in 1998 and 1997 from MLS includes an unsecured note of $9,108 and $13,983, respectively, bearing interest at 9.00% per annum and matures on October 1, 1999. The remaining balance due from MLS is unsecured and non-interest bearing.

     A summary of the amounts due from related parties is as follows:

                                                             December 31
                                                          -----------------
                                                            1998      1997
                                                          -------   -------
     Medical Licensing Service, Inc.                      $10,800   $ 4,693
     Medical Licensing Service, Inc. (note receivable)      9,108    13,983
                                                          -------   -------

                   Total                                  $19,908   $18,876
                                                          =======   =======

     Legal fees paid to corporate counsel, a related party, were $52,399 and $32,687 for 1998 and 1997, respectively.


NOTE 9 - STOCKHOLDERS' EQUITY

     Preferred Stock

     In July 1998, the shareholders authorized 5,000,000 shares of 9% cumulative preferred stock of $.20 par value with a liquidation at par plus accrued dividends, if any. Holders of the preferred stock have no voting rights nor is it convertible to common stock. On August 31, 1998, the Company sold 750,000 preferred shares at par value in a private placement offering and received net proceeds of $118,149. Accrued dividends as of December 31, 1998 were $4,500.

     Common Stock

     As described in Note 1, the Company issued 15,000 shares of common stock to acquire the 10% minority interest of Arc Mesa Educators, Ltd.

     During 1998, the Company converted a note payable with an outstanding balance of $160,000 to 160,000 shares of common stock.

     During 1997, the Company completed two private placement offerings of securities whereby the Company issued a total 585,000 shares of common stock and received net proceeds of $497,071 after the deduction of costs amounting to $87,929. In conjunction with the private placement offerings, the Company issued 25,000 shares of common stock in 1998 and 93,132 shares of common stock in 1997 for services provided to complete the private placement.

     During 1997, the Company issued common stock to acquire two existing companies as described more fully in Note 12. On November 1, 1997, the Company issued 100,000 shares of common stock to acquire Mesa Marketing, Inc. Pursuant to the purchase agreement 50,000 shares are held in escrow subject to the Company obtaining certain financial goals. On December 19, 1997, the Company issued an additional 100,000 shares to acquire Navesink River Group, Inc.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 10 - STOCK COMPENSATION PLAN

     Effective May 31, 1997, the Company adopted an Incentive Stock Option Plan granting to key employees options to purchase restricted shares of Company common stock. The Board of Directors determines the option price. Options generally vest over a four year period and expire either three years after termination of employment or ten years after the date of grant. A total of 1,500,000 shares have been reserved for present and future grants of stock options. At December 31, 1998, options on 460,000 shares at $.50 per share were outstanding of which 97,500 were exercisable. The Company, on November 15, 1998, adjusted the exercise price of all options from $1.50 per share to $.50 per share.

     The following table summarizes stock option transactions under the plan:

                                              Year ended December 31,
                                            1998                   1997
                                    --------------------   --------------------
                                                Weighted               Weighted
                                                Average                Average
     Options                                    Exercise               Exercise
                                      Shares     Price      Shares      Price
                                    ---------   --------   ---------   --------
     Granted and outstanding
       at beginning of year         $ 450,000       1.50   $     -0-
     Granted                          530,000       0.63     450,000       1.50
     Canceled                        (520,000)      1.50         -0-
                                    ---------   --------   ---------   --------

     Outstanding at end of year     $ 460,000       0.50   $ 450,000       1.50
                                    =========              =========

     Exercisable at end of year     $  97,500              $     -0-
                                    =========              =========


     The following table summarizes information about stock options outstanding for which the Company has an obligation to issue shares of common stock as of December 31, 1998:

                          Options Outstanding               Options Exercisable
               ---------------------------------------    ----------------------
                  Number       Weighted       Weighted      Number      Weighted
               Outstanding      Average       Average     Exercisable   Average
     Exercise     as of        Remaining      Exercise      as of       Exercise
      Price      12/31/98   Life (in years)    Price       12/31/98      Price
     --------  -----------  ---------------   --------    -----------   --------

     $ 0.50      460,000         3.74           0.50         97,500       0.50

     The fair value of each option granted in 1997 and 1998 has been estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions; no dividend yield, expected volatility of 40%, an expected life of 3.74 years and a risk-free interest rate of 6.75% and 4.83% for the 1997 and 1998 options, respectively. The fair values of options granted during 1997 and 1998 ranged from $0.42 to $0.69 per share for 1997 and from $0.17 to $0.20 per share for 1998.

     The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between fair value of the underlying common stock and the exercise price of the option at the date of grant. The effect of applying SFAS No. 123 on 1997 and 1998 pro forma net loss is not necessarily representative of the effect on reported net income (loss) in future years due to, among other things (1) the vesting period of the stock options and (2) the fair value of additional stock options in future years. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss in 1997 and 1998 would have been approximately $(116,114) and $(562,788), respectively, and the pro forma loss per share would have remained unchanged at $(0.01) and $(0.04), respectively.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 11 - COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases office space under operating leases expiring in various years through 2003. As of December 31, 1998, minimum aggregate annual rentals, excluding escalation charges, are as follows:

               Year Ending
               December 31,
               ------------
                   1999                          $  166,698
                   2000                             153,494
                   2001                             136,805
                   2002                              31,681
                   2003                              20,321
                                                 ----------

                      Total                      $  508,999
                                                 ==========

     Total rent expense for facilities charged to operations for the years ended December 31, 1998 and 1997 amounted to approximately $140,153 and $113,614, respectively.


NOTE 12 - BUSINESS COMBINATIONS

     On October 31, 1997, Arc Internet Publishing Corp., a wholly owned subsidiary of Arc Communications, Inc. acquired Mesa Marketing, Inc. in a tax free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986. Arc Communications, Inc. issued 100,000 shares of restricted common stock in exchange for Arc Internet Publishing Corp. receiving all of the outstanding stock of Mesa Marketing, Inc. The merger agreement provides that 50,000 shares of the common stock issued be held in escrow until such time as certain financial goals are met by the business unit formerly known as Mesa Marketing, Inc. Should the contingently issued common stock become applicable, it will increase the purchase price of Mesa Marketing, Inc. and will increase the amount of goodwill recorded on this transaction. The acquisition was accounted for as a purchase, and accordingly, was included with combined operations from the acquisition date through December 31, 1997. The total cost of the acquisition was $124,913 which included acquisition costs of $21,901, various liabilities totaling $78,012 and the designated value of the restricted stock issued of $25,000. This amount exceeded the fair value of the net assets of Mesa Marketing, Inc. by $98,083. The excess is being amortized on the straight-line method over 10 years.

     The following values were assigned to the assets and liabilities acquired:

          Cash                                    $  3,769
          Property and equipment                     5,670
          Deposits                                   1,000
          Other receivable                          16,066
          Accounts payable                         (26,942)
          Notes payable                            (28,493)
          Investment                               (22,251)
          Goodwill                                  76,181
                                                  --------

          Common Stock Issued                     $ 25,000
                                                  ========

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 12 - BUSINESS COMBINATIONS - Continued

     The following summarized pro forma (unaudited) information assumes the acquisition had occurred on January 1, 1997:

                                        1997
                                    -----------

          Net Sales                 $ 2,607,457
                                    ===========

          Net Loss                  $   (47,768)
                                    ===========

     The pro forma financial information presented above is not necessarily indicative of the operating results which would have been achieved had the Company acquired Mesa Marketing, Inc. at the beginning of the period presented or of the results to be achieved in the future.


NOTE 13 - MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

     Sales to several key customers, representing divisions of a single company, for the year ended December 31, 1998 and 1997 consisted of approximately 38.0% and 48.8%, respectively, of total sales. The aggregate accounts receivable balances at December 31, 1998 and 1997 for these major customers were $201,859 and $154,690, respectively.

     The Company maintains cash balances at several banks. At times, such cash balances may be in excess of the Federal Deposit Insurance Corporation insurance limit.


NOTE 14 - EMPLOYMENT AGREEMENTS

     Steven Meyer, President of the Company, entered into an employment agreement effective August 1, 1994 for a period of five years. The employment agreement provides for a base annual compensation of $85,000.

     Kenneth Meyer, Executive Vice President and Treasurer of the Company entered into an employment agreement effective August 1, 1994 for a period of five years. The employment agreement provides for a base annual compensation of $85,000.

     Ethel Kaplan, Secretary of the Company entered into an employment agreement effective August 1, 1994 for a period of five years. The employment agreement provides for a base annual compensation of $85,000.

     During 1997, the Company entered into employment agreements with several division managers effective for a period of four years. The employment agreements provide for incentive compensation generally determined in accordance with certain revenue goals established for each division.


NOTE 15 - CURRENT AND PRIOR PERIOD ADJUSTMENTS

     Prior to 1998, the Company capitalized certain intangible assets that should have been expensed. The impact of restating the financial statements for this correction is to reduce retained earnings as of December 31, 1996 by $312,797, net of income tax benefit of $23,277, reduce the 1997 net income by $80,129, net of income tax benefit of $836, from $2,335 to a net loss of $77,794 and reduce the 1998 net loss by $392,927, net of income tax expense of $24,170 from a net loss of $929,657 to a net loss of $556,730.

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE 16 - SEGMENT INFORMATION

     In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance.

     The Company currently has two major lines of businesses organized that share some of the same infrastructure.

     The creative development of multi-media products business is comprised of interactive multi-media programs, printing, internet site development and other creative development. These products and services are produced in the Company's New Jersey offices.

     The continuing professional education business (CPE) is comprised of the traditional hard copy examinations and examinations taken on the internet. The management of the CPE business is in the Company's Florida offices.

     There are no intersegment revenues between the two reportable segments. There are shared support service functions such as human resources, facilities management and other infrastructure support groups which are not segmented; these expenses are charged to the creative development business.

     Reconciliation of Segment Information to Consolidated Amounts

                                                         1998           1997
                                                     -----------    -----------
     Revenues
          Multi-media                                $ 2,567,347    $ 2,358,130
          Continuing professional education              300,244         38,858
                                                     -----------    -----------
                       Total Consolidated Revenues   $ 2,867,591    $ 2,396,988
                                                     ===========    ===========


     Net Income (Loss)
          Multi-media                                $  (399,792)   $  (136,743)
          Continuing professional education             (136,938)        58,949
                                                     -----------    -----------

                       Total Consolidated Net Loss   $  (536,730)   $   (77,794)
                                                     ===========    ===========


     Assets
          Multi-media                                $ 1,168,500    $ 1,361,139
          Continuing professional education              136,172        167,934
                                                     -----------    -----------

                       Total Consolidated Assets     $ 1,304,672    $ 1,529,073
                                                     ===========    ===========

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS


                                                                            Unaudited       Audited
                                                                             June 30,       Dec. 31,
                                                                              1999           1998
                                                                           -----------    -----------
CURRENT ASSETS
    Cash and cash equivalents                                              $   409,366    $   223,693
    Accounts Receivable - net                                                  733,173        535,838
    Inventory                                                                   23,086         15,765
    Prepaid expenses                                                            11,497         11,222
    Other receivables                                                              -0-          6,000
                                                                           -----------    -----------
          Total Current Assets                                               1,177,122        792,518
                                                                           -----------    -----------

PROPERTY AND EQUIPMENT - NET                                                   375,243        396,196
                                                                           -----------    -----------

OTHER ASSETS
    Goodwill - net                                                              81,736         86,640
    Security deposits                                                            9,410          9,410
    Due from Related Party                                                      22,374         19,908
                                                                           -----------    -----------
          Total Other Assets                                                   113,520        115,958
                                                                           -----------    -----------

TOTAL ASSETS                                                               $ 1,665,885    $ 1,304,672
                                                                           ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Line of credit                                                         $   450,115    $   400,115
    Accounts Payable and Accrued Expenses                                      259,176        243,277
                                                                           -----------    -----------
          Total Liabilities                                                    709,291        641,697
                                                                           -----------    -----------



COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock, $.20 par value, authorized 5,000,000 shares, issued
      and outstanding 720,000 in 1999 and -0- in 1998                          144,000        150,000
    Common stock, $.001 par value, authorized 45,000,000 shares, issued
      and outstanding 13,750,632 in 1999 and 13,553,132 in 1998                 13,751         13,751
    Additional paid-in capital                                               1,352,566      1,352,566
    Retained earnings (accumulated deficit)                                   (553,723)      (855,037)
                                                                           -----------    -----------
          Total Stockholders' Equity                                           956,594        661,280
                                                                           -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $ 1,665,885    $ 1,304,672
                                                                           ===========    ===========

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                    UNAUDITED


                               6 Months       6 Months        3 Months       3 Months
                                Ended          Ended           Ended           Ended
                               June 30,       June 30,        June 30,       June 30,
                                 1999           1998            1999           1998
                             ------------   ------------    ------------   ------------
NET SALES                    $  1,840,049   $  1,294,652    $    874,105   $    692,809


Cost and Expenses:

Salaries and Other
employee compensation             741,015        766,401         394,393        397,031

Selling, general
 and administrative               797,720        811,374         419,978        399,422
                             ------------   ------------    ------------   ------------

Total Cost and Expenses         1,538,735      1,577,775         814,371        796,153




NET INCOME (LOSS)                 301,314       (283,123)         59,734       (103,344)
                             ------------   ------------    ------------   ------------


BASIC AND DILUTED NET
INCOME (LOSS) PER SHARE      $       0.02   $      (0.02)   $      0.004   $      (0.01)
                             ------------   ------------    ------------   ------------




Weighted Average Number of
Shares Outstanding             13,750,632     13,564,382

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    UNAUDITED

                                                                June 3      June 30,
                                                                 1999         1998
                                                              ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                         $ 301,314    $(283,123)
                                                              ---------    ---------
    Adjustments to reconcile net income or loss to net cash
      provided by operating activities:
          Depreciation and amortization                          73,640       70,660
          Bad Debt                                               25,999          -0-

    Increase (decrease) in cash from changes in:
      Accounts receivable                                      (223,334)    (137,961)
      Inventory                                                  (7,321)         -0-
      Prepaid expenses                                             (275)        (204)
      Other Receivables                                             -0-       17,576
      Due from related party                                     (2,466)     (51,682)
      Accounts payable and accrued expenses                      15,899      (94,606)
      Deferred revenue                                              -0-       (1,000)
                                                              ---------    ---------

          Total Adjustments                                    (117,858)    (191,059)
                                                              ---------    ---------

          Net Cash Provided (Used) in Operating Activities      183,456     (474,182)
                                                              ---------    ---------


CASH FLOWS FROM INVESTING ACTIVITIES
    Expenditures for property and equipment                     (47,783)     (26,001)

          Net Cash Used in Investing Activities                 (47,783)     (26,001)
                                                              ---------    ---------


CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from notes payable                                  50,000      303,000
                                                              ---------    ---------


          Net Cash Provided by Financing Activities              50,000      303,000
                                                              ---------    ---------


NET INCREASE (DECREASE) IN CASH                                 185,673     (197,183)


CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  223,693      428,329
                                                              ---------    ---------


CASH AND CASH EQUIVALENTS AT END OF YEAR                      $ 409,366    $ 231,146
                                                              =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
    INFORMATION

    Cash paid for interest                                    $  26,119    $   8,655
    Cash paid for income taxes                                      -0-          -0-

                    ARC COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Unaudited

                                  JUNE 30, 1999





1.   Basis of Presentation

In the opinion of the Company, the accompanying consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the Company's financial position and its results of operations and cash flows as of the dates and for the periods indicated.

Certain information and footnote disclosures normally contained in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These condensed consolidated financial statements should be read in conjunction with the audited December 31, 1998 consolidated financial statements and related notes included in the Company's year end certified Financial Statement. The results of operations for the six months are not necessarily indicative of the operating results for the full year.

Amounts for the six months ended June 30,1998 have been reclassified to conform with the June 30,1999 presentation.


2.   Principles of Consolidations

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All significant intercompany accounts and transactions have been eliminated in consolidation. For those consolidated subsidiaries where Company ownership is less than 100%, the outside stockholders' interests are shown as minority interests. Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis.


3.   Revenue Recognition

The Company recognizes revenue from sales at the date the product is shipped and as professional services are performed.



Segment Information

                                                 June 30,       June 30,
                                                   1999           1998
                                                -----------    -----------

     Revenues
        Multi-Media                             $ 1,655,594    $ 1,142,882
        Continuing professional education           184,455        151,770
                                                -----------    -----------
          Total Consolidated Revenue            $ 1,840,049    $ 1,294,652
                                                -----------    -----------

     Net Income (Loss)
        Multi-Media                             $   344,918    $   (17,355)
        Continuing professional education           (43,604)      (265,768)
                                                -----------    -----------
           Total Consolidated Net Loss          $   301,314    $  (283,123)
                                                -----------    -----------
     Assets
        Multi-Media                             $ 1,511,660    $ 1,272,570
        Continuing professional education           154,225        124,530
                                                -----------    -----------
          Total Consolidated Net Assets         $ 1,665,885    $ 1,397,100
                                                -----------    -----------